UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1−SA

[X]	SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

[ ]	SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended May 31, 2019

HEMP NATURALS, INC.

(Exact name of issuer as specified in its charter)

Delaware	47-5604166
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1000 5th Street, Suite 200, Miami Beach, Florida 33139

(Full mailing address of principal executive offices)

(347) 301-8431

(Issuer’s telephone number, including area code)

Item 1.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

Use of Terms

Except as otherwise indicated by the context and for the purposes of this report only, references in this report to “we,” “us,” “our” or “our company” refer to Hemp Naturals, Inc., a Delaware corporation.

Special Note Regarding Forward Looking Statements

Certain information contained in this report includes forward-looking statements. The statements herein which are not historical reflect our current expectations and projections about our company’s future results, performance, liquidity, financial condition, prospects and opportunities and are based upon information currently available to our company and our management and our interpretation of what is believed to be significant factors affecting the businesses, including many assumptions regarding future events.

Forward-looking statements, which involve assumptions and describe our future plans, strategies, and expectations, are generally identifiable by use of the words “may,” “should,” “expect,” “anticipate,” “estimate,” “believe,” “intend,” or “project” or the negative of these words or other variations on these words or comparable terminology. Actual results, performance, liquidity, financial condition, prospects and opportunities could differ materially from those expressed in, or implied by, these forward-looking statements as a result of various risks, uncertainties and other factors. Actual events or results may differ materially from those discussed in forward-looking statements as a result of various factors, including, without limitation, the risks outlined under “Risk Factors” included in our Offering Statement on Form 1-A, as amended and supplemented to date, and matters described in this report generally. There can be no assurance that the forward-looking statements contained in this report will in fact occur.

Potential investors should not place undue reliance on any forward-looking statements. Except as expressly required by the federal securities laws, there is no undertaking to publicly update or revise any forward-looking statements, whether as a result of new information, future events, changed circumstances or any other reason.

The specific discussions herein about our company include financial projections and future estimates and expectations about our company’s business. The projections, estimates and expectations are presented in this report only as a guide about future possibilities and do not represent actual amounts or assured events. All the projections and estimates are based exclusively on our management’s own assessment of our business, the industry in which we work and the economy at large and other operational factors, including capital resources and liquidity, financial condition, fulfillment of contracts and opportunities. The actual results may differ significantly from the projections.

Overview

Hemp Naturals, Inc. is an early stage company that plans to change its existing business plan at this time from the anticipated sale of other hemp based products, excluding our ‘Rolling Naturals’ rolling papers made out of hemp-based material that are presently available for sale at promotional prices that generate minimal revenue, to focus on real-estate development and remodeling utilizing bio-composite materials including but not limited to “HempCrete.” We plan on purchasing properties for the purpose of keeping them as rental properties, and/or remodeling them and selling them at a profit.

Our business operations span through a systematic process of purchasing empty plots, clearing and preparing them for development, drawing and designing the building plans, and ultimately erecting the building for commercial purposes. We can decide to sell, rent, or lease the building depending on its location and other variables, too.

Hempcrete is made from lime and hemp shivs (a waste product from hemp fiber growing); it can be used for walls, floors, and for roof insulation. It’s breathable, absorbing and emitting moisture to regulate internal humidity and avoid trapped moisture and mold growth. It provides excellent acoustic and thermal insulation and thermal mass, is lightweight thus reducing construction costs, and it’s environmentally friendly.

2

Business Progress

To date, our operations have consisted of developing our website and producing and distributing hemp-based rolling papers as promotion for the Company. With the purchase of an investment property in March 2019, we expect to experience negative working capital until that property is rented or sold.

We have two part time employees, Levi Jacobson our Chief Executive Officer and Maryna Bleier our Secretary. Currently, both Mr. Jacobson and Ms. Bleier have the flexibility to work on our business up to 25 to 30 hours per week but are prepared to devote more time if necessary. We do not presently have pension, health, annuity, insurance, stock options, profit sharing, or similar benefit plans; however, we may adopt plans in the future. There are presently no personal benefits available to our officer and director. During the initial implementation of our business plan, we intend to hire independent consultants to assist in the development and execution of our business operations.

Recent Developments

On April 2, 2019, the Company terminated its securities registration with the SEC and is no longer required to report quarterly. The Company will report semi-annually to the SEC.

On July 31, 2019 an offering statement submitted by the Company was approved by the SEC. The Company is offering, on a best-efforts, self-underwritten basis, a number of shares of our common stock at a fixed priced per share between $0.05 and $2.00 with no minimum amount to be sold up to a maximum of 100,000,000 shares, but not to exceed $5,000,000 in gross proceeds. The fixed price per share determined upon qualification shall be fixed for the duration of the Offering unless a post-effective amendment is filed to reset the price per share and approved by the Commission. There is no minimum investment required from any individual investor. The shares are intended to be sold directly through the efforts of our officer and director. We have authorized capital stock consisting of the following. The total number of shares of capital stock which the Corporation shall have authority to issue is: one billion two hundred twenty million (1,220,000,000). These shares shall be divided into two classes with one billion two hundred million (1,200,000,000) shares designated as common stock at $.0001 par value (the "Common Stock") and twenty million (20,000,000) shares designated as preferred stock at $.0001 par value (the "Preferred Stock").The Preferred Stock of the Corporation shall be issuable by authority of the Board of Director(s) of the Corporation in one or more classes or one or more series within any class and such classes or series shall have such voting powers, full or limited, or no voting powers, and such designations, preferences, limitations or restrictions as the Board of Directors of the Corporation may determine, from time to time.

Going Concern

Our current financial condition raises substantial doubt regarding our ability to continue as a going concern. Our financial statements are prepared using U.S. generally accepted accounting principles, or GAAP, applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, as shown in the accompanying financial statements, we have sustained substantial losses from operations since inception and do not have a predictable revenue stream. The lack of a proven profitable business strategy that would generate a predictable revenue stream raises substantial doubt for our company to continue as a going concern. It is management’s plan in this regard to obtain additional working capital through equity financings. The accompanying financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should we be unable to continue in existence.

Results of Operations

For the six months ended May 31, 2019, we generated revenue of $549 and our cost of sales was $589, resulting in a gross loss of $40.  Our general and administrative expenses totaled $3,572,706, which consisted primarily of compensation for officers and consultants (including stock-based compensation), professional fees and other expenses incurred in connection with general operations.  As a result of the foregoing, our operating loss for the six months ended May 31, 2019 was $3,572,746.

For the six months ended May 31, 2018, we generated no revenue and our cost of sales was $0.  Our general and administrative expenses totaled $3,069,424, which consisted primarily of compensation for officers and consultants (including stock-based compensation), professional fees and other expenses incurred in connection with general operations.  As a result of the foregoing, our operating loss for the six months ended May 31, 2018 was $3,069,424.

As noted above, our total general and administrative expenses increased by $503,282, or 16%, year-over-year. This increase was primarily due to increases in professional fees.

Liquidity and Capital Resources

As of May 31, 2019, we had cash and cash equivalents in the amount of $200,340 and total liabilities of $1,089,013. The following table provides detailed information about our net cash flow for the period indicated:

3

Cash Flow

	Six Months Ended May 31,
	2019	2018
Net cash used in operating activities	$(708,360)	$(67,417)
Net cash used in investing activities	(265,000)	—
Net cash provided by financing activities	1,075,452	83,850
Net increase in cash and cash equivalents	102,092	16,433
Cash and cash equivalents at beginning of period	98,248	11
Cash and cash equivalents at end of period	$200,340	$16,444

Our net cash used in operating activities for the six months ended May 31, 2019 was $708,360, which consisted of our net loss of $2,994,747 and decreases in inventory of $303, accrued expenses of $14,306 and non-cash interest expense of $469,779 and the gain on change of fair value of derivative liability of $271,439, offset by stock based compensation in the amount of $3,012,214 and contributed expenses of $30,000. Our net cash used in operating activities for six months ended May 31, 2018 was $67,417, which consisted of our net loss of $3,181,960 and decreased accrued expenses in the amount of $1,871, offset by loss on change of fair value of derivative liability of $40,419, expenses contributed to capital of $35,941, non-cash interest expense of $72,117 and stock based compensation of $2,967,937.

Our net cash used in investing activities for six months ended May 31, 2019 was $265,000, which consisted of a purchase of real property. We had no investing activities for the six months ended May 31, 2018.

Our net cash provided by financing activities for the six months ended May 31, 2019 was $1,075,452, which consisted of cash received for the sale of stock of $172,000, proceeds from the conversion of convertible notes payable of $73,619 and proceeds from selling new convertible loans of $829,833. Our net cash provided by financing activities for the six months ended May 31, 2018 was $83,850, which consisted of contributed cash of $5,100 and proceeds from the sale of convertible notes payable of $78,750.

During the six months ended May 31, 2019 we entered into private share purchase agreements with six purchasers, selling a total of 3,440,000 shares at $.05 per share for $172,000. During the six months ended May 31, 2019 we entered into fifteen convertible loan agreements with twelve entities resulting in a total of $829,833 in gross proceeds.

Historically, we have been funded through the proceeds of these agreements and capital contributions made by our CEO. There is substantial doubt that we can continue as an on-going business for the next twelve months unless we are successful in generating sufficient revenues from our operations or we obtain additional capital. Due to our early stage of development, we do not anticipate that we will generate enough revenues from our operations for the next twelve months. Accordingly, we must raise cash from sources other than operations or our business may fail. It is management’s plan in this regard to obtain additional working capital through equity financings. However, we have not identified any potential source of alternative financing. There can be no guarantees that any such financing would become available to us. If we cannot raise additional capital, we would be required to cease business operations. As a result, investors could lose their investment.

Purchase of Real Property and Other Obligations

On March 18, 2019 we purchased real property as an investment for the Company with a cash payment of $265,000.  Professional fees paid during the reporting period included $7,850 in legal and architect fees related to developing this property.  We estimate that our total capital expenditures related to this investment in the year ended November 30, 2019 will reach approximately $750,000 Such funds will be used to pay our architects, developers and contractors.

On May 1, 2019 the Company entered into an agreement to purchase additional real property as an investment.  At this time the Company paid $178,500 as a deposit on the purchase of the property.  This deposit is held in escrow at the time of filing.  The remainder of the purchase price of $378,500 will be paid on the scheduled closing date, December 1, 2019.  The plans for these investments are clearing and preparing it for development, drawing and designing the building plans, and finally erecting the building for commercial purposes.

Off-Balance Sheet Arrangements

As of May 31, 2019, we did not have any off-balance sheet arrangements.

4

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with GAAP requires our management to make assumptions, estimates and judgments that affect the amounts reported, including the notes thereto, and related disclosures of commitments and contingencies, if any. We have identified certain accounting policies that are significant to the preparation of our financial statements. These accounting policies are important for an understanding of our financial condition and results of operation. Critical accounting policies are those that are most important to the portrayal of our financial condition and results of operations and require management’s difficult, subjective, or complex judgment, often as a result of the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods. Certain accounting estimates are particularly sensitive because of their significance to financial statements and because of the possibility that future events affecting the estimate may differ significantly from management’s current judgments. We believe the following critical accounting policies involve the most significant estimates and judgments used in the preparation of our financial statements:

Revenue and Cost Recognition. We apply revenue recognition provisions pursuant to ASC No. 606, Revenue Recognition, which provides guidance on the recognition, presentation and disclosure of revenue in financial statements filed with the SEC. The guidance outlines the basic criteria that must be met to recognize revenue and provides guidance for disclosure related to revenue recognition policies.

We determine revenue recognition through the following steps:

•	identification of the contract, or contracts, with a customer;
•	identification of the performance obligations in the contract;
•	determination of the transaction price;
•	allocation of the transaction price to the performance obligations in the contract; and
•	recognition of revenue when, or as, we satisfy a performance obligation.

Cash and Cash Equivalents. We consider all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents.

Fair Value of Financial Instruments. Our balance sheet includes certain financial instruments. The carrying amounts of current assets and current liabilities approximate their fair value because of the relatively short period of time between the origination of these instruments and their expected realization. ASC 820, “Fair Value Measurements and Disclosures”, defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. ASC 820 also establishes a fair value hierarchy that distinguishes between (1) market participant assumptions developed based on market data obtained from independent sources (observable inputs) and (2) an entity’s own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs). The fair value hierarchy consists of three broad levels, which gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

- Level 1 - Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

- Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; inputs other than quoted prices that are observable for the asset or liability (e.g., interest rates); and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

- Level 3 - Inputs that are both significant to the fair value measurement and unobservable.

5

Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of May 31, 2019. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values due to the short-term nature of these instruments. These financial instruments include accrued expenses.

Stock-Based Compensation. ASC 718, “Compensation – Stock Compensation”, prescribes accounting and reporting standards for all share-based payment transactions in which employee services are acquired. Transactions include incurring liabilities, or issuing or offering to issue shares, options, and other equity instruments such as employee stock ownership plans and stock appreciation rights. Share-based payments to employees, including grants of employee stock options, are recognized as compensation expense in the financial statements based on their fair values. That expense is recognized over the period during which an employee is required to provide services in exchange for the award, known as the requisite service period (usually the vesting period). We account for stock-based compensation issued to non-employees and consultants in accordance with the provisions of ASC 505-50, “Equity – Based Payments to Non-Employees.” Measurement of share-based payment transactions with non-employees is based on the fair value of whichever is more reliably measurable: (a) the goods or services received; or (b) the equity instruments issued. The fair value of the share-based payment transaction is determined at the earlier of performance commitment date or performance completion date.

Recent Accounting Pronouncements

In May 2014, the FASB issued ASU No. 2014-09, “Revenue from Contracts with Customers” (Accounting Standards Codification 606 (“ASC 606”)).” ASU No. 2014-09 provides guidance for revenue recognition. The standard’s core principle is that a company will recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. In doing so, companies will need to use more judgment and make more estimates than under current guidance. These may include identifying performance obligations in the contract and estimating the amount of variable consideration to include in the transaction price attributable to each separate performance obligation. Subsequent to the initial standards, the FASB has also issued several ASUs to clarify specific revenue recognition topics. This guidance is effective for our company for its fiscal year beginning on December 1, 2018. We have adopted this standard using the modified retrospective approach to initially apply the update and recognize the remaining contract value at the date of application. We do not expect the adoption of ASU 2014-09 to have any impact on our total cash flows from operating, investing or financing activities.

In February 2016, the FASB issued ASU 2016-02, “Leases (Topic 842)”. Under this guidance, an entity is required to recognize right-of-use assets and lease liabilities on its balance sheet and disclose key information about leasing arrangements. This guidance offers specific accounting guidance for a lessee, a lessor and sale and leaseback transactions. Lessees and lessors are required to disclose qualitative and quantitative information about leasing arrangements to enable a user of the financial statements to assess the amount, timing and uncertainty of cash flows arising from leases. This guidance is effective for annual reporting periods beginning after December 15, 2018, including interim periods within that reporting period, and requires a modified retrospective adoption, with early adoption permitted. We are currently evaluating the impact of the adoption of this standard will have on our financial statements.

Item 2.	Other Information

We have no information to disclose that was required to be in a report on Form 1-U during the semiannual period covered by this Form 1-SA but was not reported.

6

Item 3.	Financial Statements

7

HEMP NATURALS, INC.

BALANCE SHEETS

(UMAUDITED)

	May 31, 2019	November 30, 2018 (Audited)
ASSETS
Current Assets
Cash and cash equivalents	$200,340	$98,248
Other Receivable	—	4.525
Inventory	15,969	11,141
Prepaid Expenses	4,222,986	7,231,200
Total Current Assets	4,439,295	7,345,115

Fixed Assets
1713 Moffett St	$265,000	$—
Total Fixed Assets	265,000	—

TOTAL ASSETS	$4,704,295	$7,345,115

LIABILITIES & STOCKHOLDERS’ EQUITY
Current Liabilities
Derivative Liability	$—	$915,878
Convertible Notes Payable	1,077,513	73,020
Accrued Expenses	11,500	25,806
Total Current Liabilities	1,089,013	1,014,704

TOTAL LIABILITIES	1,089,013	1,014,704

Stockholders’ Equity
Preferred stock, $.0001 par value, 20,000,000 shares authorized; none issued and outstanding as of May 31, 2019 and November 30, 2018	—	—

Common stock, $.0001 par value, 500,000,000 shares authorized, 329,295,216 and 324,739,783 shares issued and outstanding as of May 31, 2019 and November 30, 2018, respectively	32,930	32,474
Subscription Receivable	—	(4,000)
Additional Paid in Capital	17,098,521	16,823,358
Accumulated Deficit	(13,516,169)	(10,521,422)

Total Stockholders’ Equity	3,615,282	6,330,411

TOTAL LIABILITIES & STOCKHOLDERS’ EQUITY	$4,704,295	$7,345,115

The accompanying notes are an integral part of these unaudited financial statements.

F-1

HEMP NATURALS, INC.

STATEMENTS OF OPERATIONS

(UNAUDITED)

	For the Six Months Ended May 31,
	2019	2018
Revenue	$549	$—
Total Revenue	549	—
Cost of goods sold	589	—
Gross loss	(40)	—

Operating Expenses
General and Administrative	3,572,706	3,069,424
Total Operating Expenses	3,572,706	3,069,424

Loss from Operations	$(3,572,746)	$(3,069,424)

Other Income(Expenses):
Interest Expense	306,560	(72,117)
Gain(Loss) on Change of Fair Value of Derivative Liability	271,439	(40,419)
Total Other Expenses	577,999	(112,536)
Loss Before Income Tax Provision	$(2,994,747)	$(3,181,960)
Income Tax Provision	—	—
Net Loss	$(2,994,747)	$(3,181,960)
Basic and Diluted Net loss Per Common Stock	$(0.01)	$(0.01)
Weighted average number of common stock outstanding – basic and diluted	327,833,823	310,104,005

The accompanying notes are an integral part of these unaudited financial statements.

F-2

HEMP NATURALS, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

FOR THE SIX MONTHS ENDED MAY 3, 2019 and 2018

(UNAUDITED)

	Common Stock
	Shares	Amount	Additional Paid-in Capital	Accumulated Deficit	Subscription Receivable	Total Stockholder Equity (Deficit)

Balance, November 30, 2017 (Audited)	266,125,983	$26,613	$7,709,151	$(4,024,103)	$—	$3,711,662

Shares issued for services	58,000,000	5,800	8,984,200	—	—	8,990,000
Contributed capital from related parties	—	—	41,041	—	—	41,014
Net loss	—	—	—	(3,181,960)	—	(3,181,960)
Balance, May 31, 2018	324,125,983	$32,413	$16,734,393	$(7,206,062)	—	$9,560,744

Proceeds from the sale of common shares	450,000	45	23,955	—	(4,000)	20,000
Issuance of common stock upon conversion of convertible debt	163,800	16	33,710	—	—	33,726
Contributed capital from related parties	—	—	31,300	—		31,300
Net Loss	—	—	—	(3,315,359)		(3,315,359)
Balance, November 30, 2018 (Audited)	324,739,783	$32,474	$16,823,358	$(10,521,422)	$(4,000)	$6,330,411

Proceeds from the sale of common shares	3,440,000	344	171,756	—	—	172,000
Issuance of common stock upon conversion of convertible debt	1,115,433	112	73,507	—	—	73,619
Subscription receivable	—	—	—	—	4,000	4,000
Contributed capital from related parties	—	—	30,000	—	—	30,000
Net loss	—	—	—	(2,994,747)	—	(2,994,747)
Balance, May 31, 2019	329,295,216	$32,930	$17,098,521	$(13,516,169)	$—	$3,615,282

The accompanying notes are an integral part of these unaudited financial statements.

F-3

HEMP NATURALS, INC.

STATEMENTS OF CASH FLOWS

(UNAUDITED)

	For the Six Months Ended May 31,
	2019	2018
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(2,994,747)	$(3,181,960)
Adjustment to reconcile net loss to net cash used in operating activities:
Expenses contributed to capital	30,000	35,941
Stock based compensation	3,012,214	2,964,937
Loss/(Gain) on change of fair value of derivative liability	(271,439)	40,419
Non-cash interest expense	(469,779)	72,117
Changes in current assets and liabilities:
Inventory	(303)	—
Accrued expenses	(14,306)	(1,871)
Net cash used in operating activities	(708,360)	(67,417)
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of real property	$265,000	$—
Net cash used in investing activities	265,000	—
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from sale of common stock	172,000	—
Proceeds from convertible notes payable	903,452	78,750
Contributed capital from shareholder	—	5,100
Net cash provided by financing activities	1,075,452	83,850

Net increase/(decrease) in cash and cash equivalents	102,092	16,433
Cash and cash equivalents at beginning of period	98,248	11
Cash and cash equivalents at end of period	200,340	16,444

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for:
Interest	$—	$—
Income taxes	$—	$—

SUPPLEMENTAL DISCLOSURE OF NON-CASH FINANCING ACTIVITIES:
Common stock issued recorded as prepaid expense	$—	$8,990,000

The accompanying notes are an integral part of these unaudited financial statements.

F-4

HEMP NATURALS, INC.

NOTES TO UNAUDITED FINANCIAL STATEMENTS

Note 1 – Organization and Description of Business

Hemp Naturals, Inc. (the Company) was incorporated under the laws of the State of Delaware on November 13, 2015. The Company intends to offer consumer goods that are made of industrial hemp and/or the non-psychoactive ingredients of the cannabis plant.

The Company has elected November 30th as its year end.

Note 2 – Summary of Significant Accounting Policies

Basis of Presentation

The consolidated financial statements of the Company are prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

 Inventories

Inventories, consisting of products available for sale, are primarily accounted for using the first-in, first-out ("FIFO") method, and are valued at the lower of cost or realizable value. This valuation requires Hemp Naturals, Inc. to make judgments, based on currently-available information, about the likely method of disposition, such as through sales to individual customers, returns to product vendors, or liquidations, and expected recoverable values of each disposition category.

 Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. In the opinion of management, all adjustments necessary in order to make the financial statements not misleading have been included. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents. Cash and cash equivalents at May 31, 2019 and November 30, 2018 were $200,340 and $98,248, respectively.

Income Taxes

The Company accounts for income taxes under ASC 740, “Income Taxes.”  Under the asset and liability method of ASC 740, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases.  Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period the enactment occurs.  A valuation allowance is provided for certain deferred tax assets if it is more likely than not that the Company will not realize tax assets through future operations.  No deferred tax assets or liabilities were recognized at May 31, 2019 and November 30, 2018.

Basic Earnings (Loss) Per Share

The Company computes basic and diluted earnings (loss) per share in accordance with ASC Topic 260, Earnings per Share. Basic earnings (loss) per share is computed by dividing net income (loss) by the weighted average number of common shares outstanding during the reporting period. Diluted earnings (loss) per share reflects the potential dilution that could occur if stock options and other commitments to issue common stock were exercised or equity awards vest resulting in the issuance of common stock that could share in the earnings of the Company.

The Company does not have any potentially dilutive instruments as of May 31, 2019 or November 30, 2018 and, thus, anti-dilution issues are not applicable.

F-5

Fair Value of Financial Instruments

The Company’s balance sheet includes certain financial instruments. The carrying amounts of current assets and current liabilities approximate their fair value because of the relatively short period of time between the origination of these instruments and their expected realization.

ASC 820, Fair Value Measurements and Disclosures, defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. ASC 820 also establishes a fair value hierarchy that distinguishes between (1) market participant assumptions developed based on market data obtained from independent sources (observable inputs) and (2) an entity’s own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs). The fair value hierarchy consists of three broad levels, which gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

•	Level 1 - Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
•	Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; inputs other than quoted prices that are observable for the asset or liability (e.g., interest rates); and inputs that are derived principally from or corroborated by observable market data by correlation or other means.
•	Level 3 - Inputs that are both significant to the fair value measurement and unobservable.

Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of May 31, 2019. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values due to the short-term nature of these instruments. These financial instruments include accrued expenses.

Convertible Instruments

The Company evaluates and accounts for conversion options embedded in convertible instruments in accordance with ASC 815, Derivatives and Hedging Activities.

Applicable GAAP requires companies to bifurcate conversion options from their host instruments and account for them as free standing derivative financial instruments according to certain criteria. The criteria include circumstances in which (a) the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract, (b) the hybrid instrument that embodies both the embedded derivative instrument and the host contract is not remeasured at fair value under other GAAP with changes in fair value reported in earnings as they occur and (c) a separate instrument with the same terms as the embedded derivative instrument would be considered a derivative instrument.

The Company accounts for convertible instruments, when it has been determined that the embedded conversion options should not be bifurcated from their host instruments, as follows: The Company records when necessary, discounts to convertible notes for the intrinsic value of conversion options embedded in debt instruments based upon the differences between the fair value of the underlying common stock at the commitment date of the note transaction and the effective conversion price embedded in the note. Debt discounts under these arrangements are amortized over the term of the related debt to their stated date of redemption.

The Company accounts for the conversion of convertible debt when a conversion option has been bifurcated using the general extinguishment standards. The debt and equity linked derivatives are removed at their carrying amounts and the shares issued are measured at their then-current fair value, with any difference recorded as a gain or loss on extinguishment of the two separate accounting liabilities.

F-6

Related Parties

The Company follows ASC 850, Related Party Disclosures, for the identification of related parties and disclosure of related party transactions.

Share-Based Compensation

ASC 718, “Compensation – Stock Compensation”, prescribes accounting and reporting standards for all share-based payment transactions in which employee services are acquired. Transactions include incurring liabilities, or issuing or offering to issue shares, options, and other equity instruments such as employee stock ownership plans and stock appreciation rights. Share-based payments to employees, including grants of employee stock options, are recognized as compensation expense in the financial statements based on their fair values. That expense is recognized over the period during which an employee is required to provide services in exchange for the award, known as the requisite service period (usually the vesting period).

The Company accounts for stock-based compensation issued to non-employees and consultants in accordance with the provisions of ASC 505-50, “Equity – Based Payments to Non-Employees.”  Measurement of share-based payment transactions with non-employees is based on the fair value of whichever is more reliably measurable:  (a) the goods or services received; or (b) the equity instruments issued.  The fair value of the share-based payment transaction is determined at the earlier of performance commitment date or performance completion date.

Note 3 – Going Concern

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has not generated minimal revenues since inception. For the six months ended May 31, 2019, the Company has a net loss of $2,994,747 and an accumulated deficit of $10,521,422 at November 30, 2018. These factors among others raise substantial doubt about the ability of the Company to continue as a going concern. At the date of this filing, management has spent several months focused on marketing, both online and at the retail level. The Company’s website has been developed. Our expectation is that the promotional phase of rolling paper sales will transition to profitable operations during the next fiscal year, however there is no certainty regarding this. In the meantime, we plan to raise money in the next fiscal years by issuing convertible notes and privately selling shares of common stock. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Note 4 – Commitments and Contingencies

The Company follows ASC 450-20, Loss Contingencies, to report accounting for contingencies.  Liabilities for loss contingencies arising from claims, assessments, litigation, fines and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated. There were no commitments or contingencies as of May 31, 2019 and November 30, 2018 other than the below:

Office Space

The Company contracted the use of 3,000 square feet of space owned by our Secretary, Maryna Bleier, who has been and will be contributing the space, valued at $5,000 per month, to the Company as additional paid-in capital July 1, 2016 until July 1, 2028. Beginning July 1, 2028, the Company is obligated to pay $5,000 monthly for the use of their office space per the terms of the rental contract.

Real Property Investment

The Company has entered into an agreement to purchase a property as an investment. The closing date for the purchase is December 1, 2019.

Note 5 – Prepaid Expenses

During the year ended November 30, 2017, the Company issued 130,000,000 shares of common stock as compensation for office rent and consulting services.

During the year ended November 30, 2018, the Company issued 58,000,000 shares of common stock as compensation for consulting services. At May 31, 2019. the $4,222,986 in prepaid expenses consists of approximately $3,376,903 in prepaid consulting services and $846,083 in prepaid office rent.

The above transactions were originally recorded as prepaid expenses and are being amortized over the life of each respective contract for services.

F-7

Note 6 – Convertible Notes Payable

On February 28, 2018, the Company entered into a share purchase agreement with third party Adar Bays LLC (“Adar”) in which the Company issued a $78,750 promissory note to Adar at 8% annual interest and convertible into shares of the Company’s common stock at a conversion price equal to a 55% discount based on the lowest trading price for the previous twenty days. The one year promissory note was purchased March 6, 2018. On October 8, 2018, $10,000 of the principal of the loan was converted to 163,800 shares of common stock at a conversion price per share of $.06105. On February 28, 2019 this note was paid in full.

On October 1, 2018, the Company entered into a share purchase agreement with third party Power Up Lending LLC (“Power Up”) in which the Company sold a $65,000 promissory note to Power Up at 12% annual interest and convertible into shares of the Company’s common stock at a conversion price equal to a 61% discount based on the lowest trading price for the previous twenty days. The one year promissory note was purchased October 4, 2018. This note was sold to Coventry Enterprises, LLC on March 19, 2019.

On October 18, 2018, the Company entered into a share purchase agreement with third party Power Up Lending LLC (“Power Up”) in which the Company sold a $78,000 promissory note to Power Up at 12% annual interest and convertible into shares of the Company’s common stock at a conversion price equal to a 55% discount based on the lowest trading price for the previous twenty days. The one year promissory note was purchased October 22, 2018. This note was sold to Coventry Enterprises, LLC on March 19, 2019.

On November 8, 2018, the Company entered into a share purchase agreement with third party Bellridge Capital LP (“Bellridge”) in which the Company sold a $65,000 promissory note to Bellridge with a $6,500 original issue discount, at 12% annual interest and convertible into shares of the Company’s common stock at a conversion price equal to a 55% discount based on the lowest trading price for the previous twenty days. The one year promissory note was purchased November 14, 2018.

On December 4, 2018 (“Closing Date”), Hemp Naturals, Inc. (the “Company”) entered into a securities purchase agreement (the “Agreement”) with EMA Financial LLC.,(the “Investor”), pursuant to which the Company will issue a Six Month, 12% Secured Convertible Promissory Note, (“Note”) secured by Company common stock with a face value of $65,000.00 which provides a conversion feature equal to a variable conversion price equal to 61% multiplied by the Market Price defined as the lowest one day closing bid price for the Company common stock during the twenty day period ending on the latest complete trading day in the OTC Markets prior to the conversion date. The proceeds will be used for general corporate purposes and working capital. The Agreement carries a pre-payment penalty if the Note is paid off 30, 60, 90,120,150, or 180 days following the issue date. The pre-payment penalty is based on the then outstanding principal at the time of pay off plus accrued and unpaid interest multiplied by 120%,125%,130%,135%,140%,145% respectively. After the expiration of 180 days following the issue date, the Company shall have no right of prepayment. The Agreement includes customary representations, warranties and covenants by the Company and customary closing conditions.

On December 7, 2018 (“Closing Date”), Hemp Naturals, Inc. (the “Company”) entered into a securities purchase agreement (the “Agreement”) with Power Lending Group LTD (the “Investor”), pursuant to which the Company will issue a Six Month, 12% Secured Convertible Promissory Note, (“Note”) secured by Company common stock with a face value of $43,000 which provides a conversion feature equal to a variable conversion price equal to 61% multiplied by the Market Price defined as the lowest one day closing bid price for the Company common stock during the twenty day period ending on the latest complete trading day in the OTC Markets prior to the conversion date. The proceeds will be used for general corporate purposes and working capital. The Agreement carries a pre-payment penalty if the Note is paid off 30, 60, 90,120,150, or 180 days following the issue date. The pre-payment penalty is based on the then outstanding principal at the time of pay off plus accrued and unpaid interest multiplied by 120%,125%,130%,135%,140%,145% respectively. After the expiration of 180 days following the issue date, the Company shall have no right of prepayment. The Agreement includes customary representations, warranties and covenants by the Company and customary closing conditions.

F-8

On December 14, 2018 (“Closing Date”), Hemp Naturals, Inc. (the “Company”) entered into a securities purchase agreement (the “Agreement”) with Armada Investment Fund LLC (the “Investor”), pursuant to which the Company will issue a Six Month, 12% Secured Convertible Promissory Note, (“Note”) secured by Company common stock with a face value of $38,500.00 which provides a conversion feature equal to a variable conversion price equal to 61% multiplied by the Market Price defined as the lowest one day closing bid price for the Company common stock during the twenty day period ending on the latest complete trading day in the OTC Markets prior to the conversion date. The proceeds will be used for general corporate purposes and working capital. The Agreement carries a pre-payment penalty if the Note is paid off 30, 60, 90,120,150, or 180 days following the issue date. The pre-payment penalty is based on the then outstanding principal at the time of pay off plus accrued and unpaid interest multiplied by 120%,125%,130%,135%,140%,145% respectively. After the expiration of 180 days following the issue date, the Company shall have no right of prepayment. The Agreement includes customary representations, warranties and covenants by the Company and customary closing conditions.

On December 14, 2018 (“Closing Date”), Hemp Naturals, Inc. (the “Company”) entered into a securities purchase agreement (the “Agreement”) with BHP Capital NY Inc.,(the “Investor”), pursuant to which the Company will issue a Six Month, 12% Secured Convertible Promissory Note, (“Note”) secured by Company common stock with a face value of $38,500.00 which provides a conversion feature equal to a variable conversion price equal to 61% multiplied by the Market Price defined as the lowest one day closing bid price for the Company common stock during the twenty day period ending on the latest complete trading day in the OTC Markets prior to the conversion date. The proceeds will be used for general corporate purposes and working capital. The Agreement carries a pre-payment penalty if the Note is paid off 30, 60, 90,120,150, or 180 days following the issue date. The pre-payment penalty is based on the then outstanding principal at the time of pay off plus accrued and unpaid interest multiplied by 120%,125%,130%,135%,140%,145% respectively. After the expiration of 180 days following the issue date, the Company shall have no right of prepayment. The Agreement includes customary representations, warranties and covenants by the Company and customary closing conditions.

On December 14, 2018 (“Closing Date”), Hemp Naturals, Inc. (the “Company”) entered into a securities purchase agreement (the “Agreement”) with Jefferson street Capital LLC (the “Investor”), pursuant to which the Company will issue a Six Month, 12% Secured Convertible Promissory Note, (“Note”) secured by Company common stock with a face value of $38,500.00 which provides a conversion feature equal to a variable conversion price equal to 61% multiplied by the Market Price defined as the lowest one day closing bid price for the Company common stock during the twenty day period ending on the latest complete trading day in the OTC Markets prior to the conversion date. The proceeds will be used for general corporate purposes and working capital. The Agreement carries a pre-payment penalty if the Note is paid off 30, 60, 90,120,150, or 180 days following the issue date. The pre-payment penalty is based on the then outstanding principal at the time of pay off plus accrued and unpaid interest multiplied by 120%,125%,130%,135%,140%,145% respectively. After the expiration of 180 days following the issue date, the Company shall have no right of prepayment. The Agreement includes customary representations, warranties and covenants by the Company and customary closing conditions.

On December 19, 2018 (“Closing Date”), Hemp Naturals, Inc. (the “Company”) entered into a securities purchase agreement (the “Agreement”) with GS CAPITAL PARTNERS, LLC (the “Investor”), pursuant to which the Company will issue up to approximately $140,000 in two 8% Secured Convertible Promissory Notes, (“Notes”) with a face value of $70,000 each which provides conversion features equal to 55% of the lowest trading price of the Company’s common stock for the last 20 trading days prior to conversion, as well as 8% per annum interest. The Agreement includes customary representations, warranties and covenants by the Company and customary closing conditions.

On February 11, 2019 (“Closing Date”), Hemp Naturals, Inc. (the “Company”) entered into a securities purchase agreement (the “Agreement”) with Auctus Fund, LLC, (the “Investor”), pursuant to which the Company will issue a Six Month, 12% Secured Convertible Promissory Note, (“Note”) secured by Company common stock with a face value of $75,000.00 which provides a conversion feature equal to a variable conversion price equal to 50% multiplied by the Market Price defined as the lowest one day closing bid price for the Company common stock during the twenty day period ending on the latest complete trading day in the OTC Markets prior to the conversion date. The proceeds will be used for general corporate purposes and working capital. The Agreement carries a pre-payment penalty if the Note is paid off 30, 60, 90, 120, 150, or 180 days following the issue date. The pre-payment penalty is based on the then outstanding principal at the time of pay off plus accrued and unpaid interest multiplied by 120%, 125%, 130%, 135%, 140%, 145% respectively. After the expiration of 180 days following the issue date, the Company shall have no right of prepayment. The Agreement includes customary representations, warranties and covenants by the Company and customary closing conditions.

On February 22, 2019 (“Closing Date”), Hemp Naturals, Inc. (the “Company”) entered into a securities purchase agreement (the “Agreement”) with COVENTRY ENTERPRISES, LLC., (the “Investor”), pursuant to which the Company will issue a Six Month, 10% Secured Convertible Promissory Note, (“Note”) secured by Company common stock with a face value of $50,000.00 which provides a conversion feature equal to a variable conversion price equal to 60% multiplied by the Market Price defined as the lowest one day closing bid price for the Company common stock during the twenty day period ending on the latest complete trading day in the OTC Markets prior to the conversion date. The proceeds will be used for general corporate purposes and working capital. The Agreement carries a pre-payment penalty if the Note is paid off 30, 60, 90, 120, 150, or 180 days following the issue date. The pre-payment penalty is based on the then outstanding principal at the time of pay off plus accrued and unpaid interest multiplied by 120%, 125%, 130%, 135%, 140%, 145% respectively. After the expiration of 180 days following the issue date, the Company shall have no right of prepayment. The Agreement includes customary representations, warranties and covenants by the Company and customary closing conditions.

F-9

On March 4, 2019 (“Closing Date”), Hemp Naturals, Inc. (the “Company”) entered into a securities purchase agreement (the “Agreement”) with Bellridge Capital, LP., (the “Investor”), pursuant to which the Company will issue a Six Month, 12% Secured Convertible Promissory Note, (“Note”) secured by Company common stock with a face value of $65,000.00 which provides a conversion feature equal to a variable conversion price equal to 55% multiplied by the Market Price defined as the lowest one day closing bid price for the Company common stock during the twenty day period ending on the latest complete trading day in the OTC Markets prior to the conversion date. The proceeds will be used for general corporate purposes and working capital. The Agreement carries a pre-payment penalty if the Note is paid off 30, 60, 90, 120, 150, or 180 days following the issue date. The pre-payment penalty is based on the then outstanding principal at the time of pay off plus accrued and unpaid interest multiplied by 120%, 125%, 130%, 135%, 140%, 145% respectively. After the expiration of 180 days following the issue date, the Company shall have no right of prepayment. The Agreement includes customary representations, warranties and covenants by the Company and customary closing conditions.

Note 7 – Shareholder Equity

Preferred Stock

The authorized preferred stock of the Company consists of 20,000,000 shares with a par value of $0.0001. The Company has no shares of preferred stock issued and outstanding as of May 31, 2019 and November 30, 2018.

Common Stock

The authorized common stock of the Company consists of 500,000,000 shares with a par value of $0.0001. There were 324,739,783 and 329,295,216 shares of common stock issued and outstanding as of May 31, 2019 November 30, 2018, respectively.

On October 11, 2017 170,000 shares of common stock were sold to 1 purchaser at a purchase price of $0.03 per share for gross proceeds of $5,000.

On October 18, 2017 1,250,000 shares of common stock were sold to 1 purchaser at a purchase price of $.03 per share for gross proceeds of $37,500, with $10,905 in cash received and $26,595 recorded as additional paid-in capital.

In the year ended November 30, 2017, 250,700,000 shares of common stock were issued to ten shareholders as compensation for office rent and various professional services, primarily business development.

In the year ended November 30, 2018, 58,000,000 shares of common stock were issued to two shareholders as compensation for consulting services, 450,000 shares of common stock were sold to three shareholders, for proceeds of $20,000, and 163,800 shares of common stock were issued for the conversion of a convertible note payable.

In the six months ended May 31, 2019, 3,440,000 shares of common stock were sold to six shareholders for proceeds of $172,000 and 1,115,433 shares of common stock were issued for the conversion of a convertible note payable.

Pertinent Rights and Privileges

Holders of shares of Common Stock are entitled to one vote for each share held to be used at all stockholders’ meetings and for all purposes including the election of directors. Common Stock does not have cumulative voting rights. Nor does it have preemptive or preferential rights to acquire or subscribe for any unissued shares of any class of stock.

Holders of shares of Preferred Stock are entitled to voting rights where one share of Preferred Stock has voting rights equal to one hundred shares of Common Stock.

F-10

Additional Paid-In Capital

During the year ended November 30, 2017, our CEO contributed cash of $6,976 to the Company to pay for expenses and paid $8,810 in operating expenses on behalf of the Company which is recorded as additional paid in capital. Our Secretary provided rental space to the Company totaling $60,000 for the 2017 fiscal year, which is recorded as additional paid in capital.

During the year ended November 30, 2018, our CEO paid $5,841 in operating expenses on behalf of the Company which is recorded as additional paid in capital. Our Secretary provided rental space to the Company totaling $60,000 for the 2018 fiscal year, which is recorded as additional paid in capital.

During the six months ended May 31, 2019 our Secretary provided rental space to the Company totaling $30,000, which is recorded as additional paid in capital.

Note 8 – Related-Party Transactions

Equity

On November 17, 2017, the Company issued 120,000,000 shares to our CEO as compensation for development of the business plan.

On November 17, 2017, the Company issued 45,000,000 shares to Blue Car Enterprise as compensation for an agreement to provide consulting to the Company for two years. Blue Car Enterprise is an entity solely owned by our CEO.

On January 14, 2018, the Company issued 29,000,000 additional shares to Blue Car Enterprise as compensation for an agreement to provide consulting to the Company for two years.

Contributed Capital

As of May 31, 2019, our Secretary has provided the Company contributed office space valued at $30,000.

As of November 30, 2018, our CEO has provided the Company contributed capital in the form of payment of expenses on behalf of the Company totaling $5,841 and our Secretary has provided the Company contributed office space valued at $60,000.

As of November 30, 2017, our CEO has provided the Company contributed capital in the form of cash and payment of expenses on behalf of the Company totaling $15,786 and our Secretary has provided the Company contributed office space valued at $60,000.

Office Space

At this time our main office space is provided to us rent free by our Secretary Maryna Bleier which is accounted for as contribution of $5,000 monthly. Our main office space is located at 16950 North Bay Road, Suite 1803 Sunny Isles Beach, Florida 33160. After July 1, 2028, the Company is obligated to pay $5,000 monthly.

Note 9 – Subsequent Events

On July 31, 2019 an offering statement submitted by the Company was approved by the SEC. The Company is offering, on a best-efforts, self-underwritten basis, a number of shares of our common stock at a fixed priced per share between $0.05 and $2.00 with no minimum amount to be sold up to a maximum of 100,000,000 shares, but not to exceed $5,000,000 in gross proceeds. The fixed price per share determined upon qualification shall be fixed for the duration of the Offering unless a post-effective amendment is filed to reset the price per share and approved by the Commission. There is no minimum investment required from any individual investor. The shares are intended to be sold directly through the efforts of our officer and director.

F-11

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HEMP NATURALS, INC.

Date: September 5, 2019	/s/ Levi Jacobson
Levi Jacobson, Chief Executive Officer, Chief Financial Officer, and Director

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Date: September 5, 2019	/s/ Levi Jacobson
Levi Jacobson, Chief Executive Officer, Chief Financial Officer, and Director

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